Exhibit 8

PRINCIPAL SUBSIDIARIES

Smith & Nephew plc

Subsidiary Undertakings

Company	Country of Incorporation
ArthroCare Costa Rica Srl	Costa Rica
Smith & Nephew (Overseas) Limited	England & Wales
Smith & Nephew USD Limited	England & Wales
T. J. Smith and Nephew,Limited	England & Wales
TP Limited	Scotland
Smith & Nephew Asia Pacific Pte Limited	Singapore
Smith & Nephew AG	Switzerland
Smith & Nephew Orthopaedics AG	Switzerland
Smith & Nephew Consolidated, Inc.	United States
Smith & Nephew, Inc.	United States

All companies trade under the name of Smith & Nephew and deal with Medical Device products.